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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          Magma Design Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    559181102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    559181102
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ahmet H. Okumus

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,866,778

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,866,778

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,866,778

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

CUSIP No.    559181102
            ---------------------

Item 1(a).  Name of Issuer:


            Magma Design Automation, Inc.
            ____________________________________________________________________

      (b).  Address of Issuer's Principal Executive Offices:

            1650 Technology Drive
            San Jose, California 95110
            ____________________________________________________________________


Item 2(a).  Names of Persons Filing:

            Ahmet H. Okumus
            ____________________________________________________________________

      (b).  Address of Principal Business Office, or if None, Residence:

            850 Third Avenue, 10th Floor
            New York, New York 10022
            ____________________________________________________________________

      (c).  Citizenship:

            Ahmet H. Okumus - Republic of Turkey
            ____________________________________________________________________

      (d).  Title of Class of Securities:


          Common Stock, par value $0.0001 (the "Common Stock")

            ____________________________________________________________________

      (e).  CUSIP Number:


            559181102
            ____________________________________________________________________


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Ahmet H. Okumus - 2,866,778
          ______________________________________________________________________

     (b)  Percent of class:

           Ahmet H. Okumus - 6.3%
      ______________________________________________________________________

     (c)  Number of shares as to which the person has:

            Ahmet H. Okumus

          (i)   Sole power to vote or to direct the vote               0
                                                        _______________________,


          (ii)  Shared power to vote or to direct the vote      2,866,778
                                                          _____________________,


          (iii) Sole power to dispose or to direct the                 0
                disposition of                            _____________________,


          (iv)  Shared power to dispose or to direct the       2,866,778
                disposition of                            _____________________.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not applicable.
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Not applicable
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

            Not applicable.
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

            Not applicable.
          ______________________________________________________________________

Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2009


                                    /s/ Ahmet H. Okumus*
                                    _____________________________
                                        Ahmet H. Okumus


* The Reporting Person disclaims beneficial ownership in the Common Stock, except to the extent of his pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




SK 21952 0001 963995